Forefront Tech Holdings Acquisition Corp

c/o Appleby Global Services (Cayman) Limited
Suite 210, 2nd Floor, Windward III, Regatta Office Park, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forefront Tech Holdings Acquisition Corp (the “Company”)
Registration Statement on Form S-1
(File No. 333- 293592) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, Forefront Tech Holdings Acquisition Corp, hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File No. 333- 293592) so that it will become effective at 4:30 p.m. ET on Wednesday, April 29, 2026, or as soon as practicable thereafter or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

Forefront Tech Holdings Acquisition Corp

By:	/s/ Peter Bilitsch
Name:	Peter Bilitsch
Title:	Chief Executive Officer

cc:	Michael J. Blankenship, Winston & Strawn LLP